Mail Stop 4561

January 25, 2007

Terry Considine
29399 U.S. Hwy 19 North, Suite 320
Clearwater, FL 33761

       Re: **American Land Lease**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30,
              2006
              File No. 001-09360

Dear Mr. Considine:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

                                  Sincerely,

                                  Jorge Bonilla
                                  Senior Staff Accountant